UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  00-55316

FLITWAYS TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

224 Datura Street,#1015
West Palm Beach, FL 33401
(561) 631-9222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(g) of the Act: common stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  98

Pursuant to the requirements of the Securities Exchange Act of 1934 [Name of registrant as specified in charter] has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 9, 2019	By:	/s/ Daniel Sobolewski
Daniel Sobolewski Interim Chief Executive Officer